Filed by Tower Semiconductor Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                           Filer's Commission File No. 000-24790

                                        Subject Company: Jazz Technologies, Inc.
                                                   Commission File No. 001-32832


On May 19, 2008, Tower and Jazz Technologies, Inc. issued a joint press release. The text of the joint press release follows.

NEWS ANNOUNCEMENT                                          FOR IMMEDIATE RELEASE

                TOWER SEMICONDUCTOR TO ACQUIRE JAZZ TECHNOLOGIES

                 CREATES THE LEADING SPECIALTY PURE-PLAY FOUNDRY
               WITH TRAILING TWELVE MONTH REVENUES OF $443 Million

o Best of breed specialty process offering of CMOS Image Sensor (visible and non-visible), Radio Frequency (RF CMOS, SiGe and BiCMOS) and Power Management (CMOS and BCD) solutions

o Operational facilities spanning the globe with three fully owned fabrication facilities in the United States and Israel and an ownership interest in a fabrication facility in China

o Significant opportunity for revenue enhancement and cost saving synergies of up to $40 million annually

MIGDAL HAEMEK, ISRAEL AND NEWPORT BEACH, CALIF. (MAY 19, 2008) - Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), an independent specialty wafer foundry, and Jazz Technologies, Inc. (AMEX: JAZ), a leader in Analog-Intensive Mixed Signal (AIMS) foundry solutions, today announced the signing of a definitive agreement by which Tower will acquire all of the outstanding shares of Jazz in a stock-for-stock transaction valuing Jazz at a fully diluted equity value of approximately $40 million, based on Tower's closing price on NASDAQ on May 19, 2008. Under the terms of the agreement, each outstanding share of Jazz common stock will be converted into the right to receive 1.8 Tower ordinary shares. The total value of the transaction, including net debt, is approximately $169 million.

"The acquisition of Jazz is an excellent strategic fit for Tower - it creates economies of scale which allows for improved margins and strongly complements our specialty process offering, transforming us into the leading specialty pure-play foundry," said Russell Ellwanger, CEO of Tower. "We are confident that we will realize significant benefits and synergies, including a comprehensive process portfolio which expands our addressable market and fuels a growing and more diversified customer base with highly differentiated product platforms."

"Over the past few months, our Board has carried out a review of various strategic alternatives to enhance stockholder value and this definitive agreement is the result of that process," said Gil Amelio, Chairman and CEO of Jazz. "Jazz's management looks forward to working with Tower in the coming months to successfully implement the transaction."

"We are excited about the potential of joining together with Tower and believe Jazz's shareholders, customers, employees and other stakeholders will benefit from the enhanced growth, profitability and cash flow prospects of the combined company," said Paul Pittman, Chief Financial and Administrative Officer of Jazz.

Tower and Jazz are highly complementary and the transaction is expected to offer significant benefits to customers and shareholders:

     o The combined company will be an industry leader, bringing together Tower's strength in CMOS Image Sensor, Non-Volatile Memory (NVM) and RF CMOS with Jazz's expertise in Mixed Signal, Power Management (CMOS and BCD) and RF (RF CMOS, SiGe and BiCMOS) to create one of the broadest portfolios of specialty process technologies.

     o With operational facilities now spanning the globe (United States, Israel and China), the combined company offers capacity of approximately 750,000 wafer starts annually (8" equivalents).

     o Revenue enhancements and increased efficiencies in manufacturing and purchasing are expected to result in substantial synergies of up to $40 million annually.

The agreement has been unanimously approved by the boards of directors of both Tower and Jazz and the transaction is subject to the approval of Jazz's shareholders and other customary closing conditions. The transaction is expected to close in the second half of 2008.

Citi acted as financial advisor and Yigal Arnon & Co. and O'Melveny & Myers LLP acted as legal counsel to Tower. UBS Investment Bank acted as financial advisor and Cooley Godward Kronish LLP and Meitar Liquornik Geva & Leshem Brandwein acted as legal counsel to Jazz.

CONFERENCE CALL AND WEBCAST INFORMATION

Tower will host a conference call to discuss the acquisition of Jazz in conjunction with the Company's first quarter 2008 financial results today, May 20, 2008, at 10:00 a.m. Eastern Time (ET) / 5:00 p.m. Israel time. To participate, please call: 1-800-994-4498 (U.S. toll-free number) or 972-3-918-0685 (international) and mention the ID code: TOWER. Callers in Israel are invited to call locally by dialing 03-918-0685. The conference call will also be Web cast live at http://www.earnings.com and at www.towersemi.com and will be available thereafter on both Web sites for replay for 90 days, starting at approximately 2 p.m. ET on the day of the call.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal & RF-CMOS, Power Management, CMOS image-sensor and non-volatile memory technologies. To provide world-class customer service, the company maintains two manufacturing facilities, each with standard and specialized process technology processes: Fab 1 ranging from 1.0 to
0.35 and Fab 2 featuring 0.18 and 0.13-micron. Tower's web site is located at http://www.towersemi.com.

ABOUT JAZZ TECHNOLOGIES AND JAZZ SEMICONDUCTOR

Jazz Technologies(TM) (AMEX:JAZ - News) is the parent company of Jazz Semiconductor, Inc., a leading independent wafer foundry focused on Analog-Intensive Mixed-Signal (AIMS) process technologies. The company's broad product portfolio includes digital CMOS and specialty technologies, such as RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. These technologies are designed for customers who seek to produce analog and mixed-signal semiconductor devices that are smaller and more highly integrated, power-efficient, feature-rich and cost-effective than those produced using standard process technologies. Jazz customers target the wireless and high-speed wireline communications, consumer electronics, automotive and industrial end markets. Jazz's executive offices and its U.S. wafer fabrication facilities are located in Newport Beach, CA. Jazz Semiconductor also has engineering and manufacturing support in Shanghai, China. For more information, please visit http://www.jazztechnologies.com and http://www.jazzsemi.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning Tower's proposed merger with Jazz. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, customer benefits, costs savings, financial guidance, the timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, the possibility that the merger does not close or that the closing may be delayed, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, that the companies may be required to modify the terms of the transaction to achieve regulatory approval or for other reasons, that prior to or after the closing of the merger, the businesses of the companies may suffer due to uncertainty, as well as other risks applicable to both Tower's and Jazz's business described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the "SEC") and, in the case of Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause Tower's and Jazz's respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz. Tower and Jazz are providing this information as of the date of this press release and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower's business is included under the heading "Risk Factors" in Tower's most recent filings on Forms 20-F, F-3 and 6-K, as were filed with the SEC and the Israel Securities Authority. Future results may differ materially from those previously reported. Tower does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Tower intends to file with the SEC a Registration Statement on Form F-4 that will contain a Proxy Statement/Prospectus and related materials and Jazz expects to mail to its stockholders the final Proxy Statement/Prospectus containing information about Tower, Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the Registration Statement on Form F-4, the Proxy Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC, when they become available, through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by telephone at +972-4-650-6936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660,
Attn: Investor Relations or by telephone at 949-435-8181.

Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Jazz in connection with the proposed merger. Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the Proxy Statement/Prospectus filed with the SEC when it becomes available. Additional information regarding Tower's executive officers and directors is included in Tower's Form 20-F for the year ended December 31, 2006, which was filed with the SEC on June 25, 2007. Additional information regarding the executive officers and directors of Jazz is included in Jazz's Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008. These documents are available free of charge at the SEC's web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.

Tower Semiconductor:                           Jazz Technologies:
Limor Asif                                     Melinda Jarrell
+972-4-650 6936                                949/435-8181
limoras@towersemi.com                          melinda.jarrell@jazzsemi.com

Tower Investor Relations Contact:              Jazz Investor Relations Contact:

Ryan Bright                                    Linda Rothemund
972/239-5119 ext. 159                          415/445-3236
rbright@sheltongroup.com                       linda@marketstreetpartners.com